UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

BTHC VI, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

05578 C 203

(CUSIP Number)

Jordan S. Davis

Radius Ventures, LLC

400 Madison Avenue, 8th Floor

New York, NY  10017

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 8, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05578 C 203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Daniel C. Lubin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Disclaimed (See #11 below)

	8.	Shared Voting Power Disclaimed (See #11 below)

	9.	Sole Dispositive Power Disclaimed (See #11 below)

	10.	Shared Dispositive Power Disclaimed (See #11 below)

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
Mr. Lubin disclaims beneficial ownership in all shares of BTHC VI, Inc. held by Radius Venture Partners II, L.P., Radius Venture Partners III, L.P. and Radius Venture Partners III QP, L.P.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Disclaimed (See #11 above)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 05578 C 203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jordan S. Davis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 75,000 (See also #11 below)

	8.	Shared Voting Power Disclaimed (See #11 below)

	9.	Sole Dispositive Power 75,000 (See also #11 below)

	10.	Shared Dispositive Power Disclaimed (See #11 below)

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
Mr. Davis is the holder of an option to purchase 75,000 shares of common stock of BTHC VI, Inc., vesting 50%/25%/25% over three years in quarterly increments.  Mr. Davis disclaims beneficial ownership in all shares of BTHC VI, Inc. held by Radius Venture Partners II, L.P., Radius Venture Partners III, L.P. and Radius Venture Partners III QP, L.P.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.4%, according to the BTHC VI, Inc. Current Report on Form 8-K filed with the Commission on June 14, 2007 (See also #11 above)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 05578 C 203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Radius Venture Partners II, LLC 13-4173007

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Disclaimed (See #11 below)

	8.	Shared Voting Power Disclaimed (See #11 below)

	9.	Sole Dispositive Power Disclaimed (See #11 below)

	10.	Shared Dispositive Power Disclaimed (See #11 below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Radius Venture Partners II, LLC disclaims beneficial ownership in all shares of BTHC VI, Inc. held by Radius Venture Partners II, L.P.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Disclaimed (See #11 above)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 05578 C 203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Radius Venture Partners III, LLC 20-5992618

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Disclaimed (See #11 below)

	8.	Shared Voting Power Disclaimed (See #11 below)

	9.	Sole Dispositive Power Disclaimed (See #11 below)

	10.	Shared Dispositive Power Disclaimed (See #11 below)

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
Radius Venture Partners III, LLC disclaims beneficial ownership in all shares of BTHC VI, Inc. held by Radius Venture Partners III, L.P. and Radius Venture Partners III QP, L.P.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Disclaimed (See #11 above)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 05578 C 203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Radius Venture Partners II, L.P. 13-4190659

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,200,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,200,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,200,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.2% of the Common Stock, according to the BTHC VI, Inc. Current Report on Form 8-K filed with the Commission on June 14, 2007.

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 05578 C 203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Radius Venture Partners III, L.P. 20-5992470

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 155,649

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 155,649

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,649

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.8% of the Common Stock, according to the BTHC VI, Inc. Current Report on Form 8-K filed with the Commission on June 14, 2007.

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 05578 C 203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Radius Venture Partners III QP, L.P. 20-8364347

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,044,351

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,044,351

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,044,351

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.4% of the Common Stock, according to the BTHC VI, Inc. Current Report on Form 8-K filed with the Commission on June 14, 2007.

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

The class of securities to which this Schedule 13D relates is Common Stock, par value $0.001 per share (“Common Stock”) of BTHC VI, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 3201 Carnegie Avenue, Cleveland, Ohio  44115-2634.

Item 2.	Identity and Background
(a)

This Schedule 13D is being filed jointly by (i) Daniel C. Lubin, (ii) Jordan S. Davis, (iii) Radius Venture Partners II, LLC, (iv) Radius Venture Partners III, LLC, (v) Radius Venture Partners II, L.P., (vi) Radius Venture Partners III, L.P. and (vii) Radius Venture Partners III QP, L.P. (collectively, the “Filing Parties”).(1)  Radius Venture Partners II, LLC is the general partner of Radius Venture Partners II, L.P.  Radius Venture Partners III, LLC is the general partner of Radius Venture Partners III, L.P. and Radius Venture Partners III QP, L.P.  Messrs. Lubin and Davis are the managing members of Radius Venture Partners II, LLC and Radius Venture Partners III, LLC.

(b)	The business address of each of the Filing Parties is 400 Madison Avenue, 8th Floor, New York, NY 10017.
(c)

The principal occupation of Messrs. Lubin and Davis is private equity investing and portfolio company management with respect to Radius Venture Partners II, L.P., Radius Venture Partners III, L.P., Radius Venture Partners III QP, L.P. and other private equity funds.  The principal business of Radius Venture Partners II, LLC is to manage Radius Venture Partners II, L.P.’s private equity investments.  The principal business of Radius Venture Partners III, LLC is to manage the private equity investments of Radius Venture Partners III, L.P. and Radius Venture Partners III QP, L.P.  The principal business of Radius Venture Partners II, L.P., Radius Venture Partners III, L.P. and Radius Venture Partners III QP, L.P. is to hold private equity investments.

(d)	During the last five years, none of the Filing Parties has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the last five years, none of the Filing Parties has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship of each of the Filing Parties is as follows:
• Daniel C. Lubin is a United States citizen
• Jordan S. Davis is a United States citizen
• Radius Venture Partners II, LLC is a Delaware limited liability company
• Radius Venture Partners III, LLC is a Delaware limited liability company
• Radius Venture Partners II, L.P. is a Delaware limited partnership
• Radius Venture Partners III, L.P. is a Delaware limited partnership
• Radius Venture Partners III QP, L.P. is a Delaware limited partnership

(1)  Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Party constitutes a “person” for any purpose other than Section 13(d) of the Securities Act.

Item 3.	Source and Amount of Funds or Other Consideration

Each of Radius Venture Partners II, L.P., Radius Venture Partners III, L.P. and Radius Venture Partners III QP, L.P. (collectively, the “Radius Entities”) is a limited partnership which acquired, respectively, 800,000; 103,766 and 696,234 shares (the “Shares”) of Common Stock of the Issuer and 400,000; 51,883 and 348,117 warrants to purchase Common Stock (the “Warrants”, and together with the Shares, the “Securities”) of the Issuer for investment purposes on June 8, 2007 for cash.  The cash was provided by the capital contributions of the partners of the Radius Entities.  The Radius Entities acquired the Securities pursuant to that certain Securities Purchase Agreement, dated as of June 8, 2007 (the “Securities Purchase Agreement”), by and among the Issuer, Athersys, Inc., and the Radius Entities and other investors party thereto.  Pursuant to the terms of the Securities Purchase Agreement, the Issuer sold 13 million shares of Common Stock at $5.00 per share to institutional and accredited investors, for a total of $65 million.  In connection with this transaction, Jordan S. Davis also received a grant of an option to purchase 75,000 shares of the Common Stock of the Issuer, vesting 50%/25%/25% over three years in quarterly increments.

Item 4.	Purpose of Transaction

The Radius Entities acquired the Securities for investment purposes.  Jordan S. Davis is a member of the Issuer’s Board of Directors, which plans to authorize the Issuer’s name change to Athersys, Inc. as soon as reasonably practicable.

Other than as discussed herein, the Filing Parties currently have no plans or proposals which would relate to or would result in:
(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s certificate of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	Any action similar to any of those enumerated above.

The Filing Parties intend to evaluate their investment in the Issuer continuously and may, based on any such evaluation, determine at a future date to change their current position with respect to any action enumerated above.

Item 5.	Interest in Securities of the Issuer
The Filing Parties may be deemed to be members of a group for purposes of this Schedule 13D.
(a)

As of the date hereof, (i) Radius Venture Partners II, L.P. is the beneficial owner of 1,200,000 shares of Common Stock (400,000 of which are warrants to acquire Common Stock) (the “Radius II Shares”), or approximately 6.2% of the Issuer’s outstanding Common Stock, (ii) Radius Venture Partners III, L.P. is the beneficial owner of 155,649 shares of Common Stock (51,883 of which are warrants to acquire Common Stock) (the “Radius III Shares”), or approximately 0.8% of the Issuer’s outstanding Common Stock, (iii) Radius Venture Partners III QP, L.P. is the beneficial owner of 1,044,351 shares of Common Stock (348,117 of which are warrants to acquire Common Stock) (the “Radius III QP Shares”), or approximately 5.4% of the Issuer’s outstanding Common Stock and (iv) Mr. Davis is the beneficial owner of 75,000 shares of Common Stock (the “Davis Shares”), or approximately 0.4% of the Issuer’s outstanding Common Stock, by virtue of an option grant to purchase 75,000 shares of Common Stock, vesting 50%/25%/25% over three years in quarterly increments.  Each of Radius Venture Partners II, LLC and Messrs. Lubin and Davis may be deemed to also beneficially own the Radius II Shares as a result of their direct or indirect control of Radius Venture Partners II, L.P.  In addition, each of Radius Venture Partners III, LLC and Messrs. Lubin and Davis may be deemed to also beneficially own the Radius III Shares and the Radius III QP Shares as a result of their direct or indirect control of Radius Venture Partners III, L.P. and Radius Venture Partners III QP, L.P.  Each of Radius Venture Partners II, LLC, Radius Venture Partners III, LLC and Messrs. Lubin and Davis disclaims all such beneficial ownership, except to the extent of its or his pecuniary interest in the Radius II Shares, the Radius III Shares or the Radius III QP Shares, as the case may be.

(b)

Radius Venture Partners II, L.P. has the sole power to vote or direct the vote and to dispose or direct the disposition of the Radius II Shares.  Messrs. Lubin and Davis, by virtue of their positions as managing members of the general partner of Radius Venture Partners II, L.P., may be deemed to have the shared power to vote or direct the vote of and shared power to dispose or direct the disposition of the Radius II Shares.

Radius Venture Partners III, L.P. has the sole power to vote or direct the vote and to dispose or direct the disposition of the Radius III Shares, and Radius Venture Partners III QP, L.P. has the sole power to vote or direct the vote and to dispose or direct the disposition of the Radius III QP

Shares.  Messrs. Lubin and Davis, by virtue of their positions as managing members of the general partner of Radius Venture Partners III, L.P. and Radius Venture Partners III QP, L.P., may be deemed to have the shared power to vote or direct the vote of and shared power to dispose or direct the disposition of the Radius III Shares and the Radius III QP Shares.

Mr. Davis has the sole power to vote or direct the vote and to dispose or direct the disposition of the Davis Shares.
(c)	The information provided in Item 3 is hereby incorporated by reference herein.
(d)

Except as described herein, no other person is known by the Filing Parties to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Filing Parties.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information provided or incorporated by reference in Item 2 and Item 3 is hereby incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits
A.	Joint Filing Statement (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 18, 2007

RADIUS VENTURE PARTNERS II, L.P.
By: Radius Venture Partners II, LLC,
its General Partner

By:	/s/ Jordan S. Davis
Jordan S. Davis
Managing Member

RADIUS VENTURE PARTNERS III, L.P.
By: Radius Venture Partners III, LLC,
its General Partner

By:	/s/ Jordan S. Davis
Jordan S. Davis
Managing Member

RADIUS VENTURE PARTNERS III QP, L.P.
By: Radius Venture Partners III, LLC,
its General Partner

By:	/s/ Jordan S. Davis
Jordan S. Davis
Managing Member

RADIUS VENTURE PARTNERS II, LLC

By:	/s/ Jordan S. Davis
Jordan S. Davis
Managing Member

RADIUS VENTURE PARTNERS III, LLC

By:	/s/ Jordan S. Davis
Jordan S. Davis
Managing Member

/s/ Jordan S. Davis
Jordan S. Davis

/s/ Daniel C. Lubin
Daniel C. Lubin

EXHIBIT INDEX

A.            Joint Filing Statement (filed herewith).

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Dated: June 18, 2007

RADIUS VENTURE PARTNERS II, L.P.
By: Radius Venture Partners II, LLC,
its General Partner

By:	/s/ Jordan S. Davis
Jordan S. Davis
Managing Member

RADIUS VENTURE PARTNERS III, L.P.
By: Radius Venture Partners III, LLC,
its General Partner

By:	/s/ Jordan S. Davis
Jordan S. Davis
Managing Member

RADIUS VENTURE PARTNERS III QP, L.P.
By: Radius Venture Partners III, LLC,
its General Partner

By:	/s/ Jordan S. Davis
Jordan S. Davis
Managing Member

RADIUS VENTURE PARTNERS II, LLC

By:	/s/ Jordan S. Davis
Jordan S. Davis
Managing Member

RADIUS VENTURE PARTNERS III, LLC

By:	/s/ Jordan S. Davis
Jordan S. Davis
Managing Member

/s/ Jordan S. Davis
Jordan S. Davis

/s/ Daniel C. Lubin
Daniel C. Lubin